130 Adelaide St. W., Suite 1901, Toronto, ON M5H 3P5 Tel: (416) 364-4938 Fax: (416) 364-5162 office@avalonraremetals.com www.avalonraremetals.com

NEWS RELEASE

April 30, 2014	No. 14-05

Avalon Receives Land Use Permit to Start Pre-Construction at the Nechalacho Rare Earth Elements Project

Toronto, ON — Avalon Rare Metals Inc. (TSX and NYSE MKT: AVL) (“Avalon” or the “Company”) is pleased to announce that it has received its ‘Class A’ Land Use Permit from the Mackenzie Valley Land and Water Board (“MVLWB”) to start pre-construction work at the Nechalacho Rare Earth Elements Project (“the Project”) at Thor Lake, Northwest Territories, Canada.

This permit allows the Company to commence, in a phased approach, identified low impact activities including site preparation, early camp erection, portal development and associated infrastructure such as roads, power and water treatment. Avalon anticipates that a ‘Class B’ Water Licence will be issued in the near future, which will allow the taking of water and deposition of waste as part of later phases of the proposed work program.

Donald Bubar, Avalon’s CEO and President, commented, “The receipt of this land use permit represents another milestone in the ongoing development of the Nechalacho Rare Earth Elements Project. This permit allows us to proceed with the work necessary in 2014 to keep the Project on schedule to achieve commercial operations by 2017/2018. Realizing this goal will ultimately depend on when all Project financing is in place. Certainly, timely receipt of all necessary permits and licences helps mitigate perceived investment risk.”

The Company is continuing the application process for securing full construction and operations permits by early 2015. Mark Wiseman, Avalon’s Vice-President, Sustainability, commented, “Based on the co-operative approach and responsiveness experienced to date with the MVLWB staff, we do not anticipate any significant delays in achieving this goal.”

About Avalon Rare Metals Inc.

Avalon Rare Metals Inc. is a mineral development company focused on rare metal deposits in Canada. Its 100%-owned Nechalacho Deposit, Thor Lake, NWT is exceptional in its large size and enrichment in the scarce 'heavy' rare earth elements, key to enabling advances in clean technology and other growing high-tech applications. With a positive feasibility study and environmental assessment completed, the Nechalacho Project remains the most advanced potential large new source of heavy rare earths in the world outside of China, currently the source of most of the world’s supply. Avalon is adequately funded, has no debt and its work programs are progressing. Social responsibility and environmental stewardship are corporate cornerstones.

For questions and feedback, please e-mail the Company at ir@avalonraremetals.com, or phone Don Bubar, President & CEO at 416-364-4938.

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements that the permit allows the Company to commence pre-construction work, the permit allows Avalon to proceed with the work necessary in 2014 to keep the project on schedule to achieve commercial operations by 2017/2018, realizing this goal ultimately depends on the timing of receipt of project financing and timely receipt of necessary permits helps mitigate perceived investment risk and that Avalon does not anticipate any significant delays in achieving this goal. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “potential”, “scheduled”, “anticipates”, “continues”, “expects” or “does not expect”, “is expected”, “scheduled”, “targeted”, “planned”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be” or “will not be” taken, reached or result, “will occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Avalon to be materially different from those expressed or implied by such forward-looking statements. Forward-looking statements are based on assumptions management believes to be reasonable at the time such statements are made. Although Avalon has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Factors that may cause actual results to differ materially from expected results described in forward-looking statements include, but are not limited to market demand for Avalon’s securities, as well as those risk factors set out in the Company’s current Annual Information Form, Management’s Discussion and Analysis and other disclosure documents available under the Company’s profile at www.SEDAR.com. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Such forward-looking statements have been provided for the purpose of assisting investors in understanding the Company’s plans and objectives and may not be appropriate for other purposes. Accordingly, readers should not place undue reliance on forward-looking statements. Avalon does not undertake to update any forward-looking statements that are contained herein, except in accordance with applicable securities laws.